# International Lease Finance Corporation



## With Maturities of 9 Months or More from Date of Issue

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Registration No.             333-100340

Filed Pursuant to Rule      424 (b) (3)

Pricing Supplement No.     6

(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)

The date of this Pricing Supplement is       June 16, 2003

Trade Date:    06/16/03            Issue Date:     06/19/03

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974EAP1 | 2.25% | 06/15/06 | Quarterly | 09/15/03 | No | N/A |
| 45974EAQ9 | 2.70% | 07/15/07 | Quarterly | 09/15/03 | No | N/A |
| 45974EAR7 | 3.05% | 06/15/08 | Quarterly | 09/15/03 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Aggregate Principal Amount | Price to Public | Discounts and Commissions | Net Proceeds to Issuer | Maximum Reallowance | Survivor's Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|---|---|---|
| 45974EAP1 | $5,724,000 | 100% | 0.65% | $5,686,794.00 | $1.50 | Yes | No | N/A |
| 45974EAQ9 | $2,131,000 | 100% | 0.80% | $2,113,952.00 | $1.50 | Yes | No | N/A |
| 45974EAR7 | $6,520,000 | 100% | 1.00% | $6,454,800.00 | $1.50 | Yes | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.